Office of Real Estate & Construction

Securities and Exchange Commission

October 23, 2020

Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

October 23, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Ronald Alper

Re:	Concord Acquisition Corp Draft Registration Statement on Form S-1 Submitted September 22, 2020 CIK No. 0001824301

Dear Mr. Alper:

On behalf of our client, Concord Acquisition Corp, a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated October 15, 2020, with respect to the above-referenced Draft Registration Statement on Form S-1. In connection with such responses, we are concurrently submitting, electronically via EDGAR, a publicly filed Registration Statement on Form S-1 (the “Registration Statement”).

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.

DRS submitted September 22, 2020

General

1.	We note your disclosure that Cowen Investments is an affiliate of Cowen and Company, LLC, an underwriter in the offering. Please tell us whether Cowen plans to make a market in the securities. If so, amend the registration statement to register the market-making activities, including by adding disclosure in a footnote to the registration statement fee table, the prospectus cover page and the underwriting section.

The Company advises the Staff that Cowen Investments is a passive investor in the Company. Upon the consummation of the offering, Cowen Investments will beneficially own less than 5% of the Company’s outstanding common stock. In addition, Cowen Investments has no rights to designate members of the Company’s board of directors and will not otherwise be an affiliate of the Company.

GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM

Office of Real Estate & Construction

Securities and Exchange Commission

October 23, 2020

Risk Factors

Our amended and restated certificate of incorporation . . . , page 63

2.	We note your disclosure here and on page 145 that your exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, for which the federal district courts of the United States of America shall be the sole and exclusive forum. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please clarify.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 65 and 147 of the Registration Statement.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (703) 749-1386.

Sincerely yours,

/s/ Jason Simon
Jason Simon Greenberg Traurig, LLP

cc:	Jeff Tuder
Chief Executive Officer
Concord Acquisition Corp.

GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM